UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____September 2006

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: 8/28/2006. 9/22/2006

2. Oil and Gas Annual Disclosure Filing: Forms 51-101Fi, F2 & F3

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   No xxx

Monday August 28, 2006

Press Release

SOURCE: Portrush Petroleum Corporation

Mission River producing at a rate of 3.2 mmcf/d and 100 BOPD

Vancouver, August 28, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Shelton No.7 well in the Mission River property in Texas. The well was perforated on Wednesday last and is now producing 1.25 million cubic feet of gas and fifty nine barrels of oil per day. The production rate has increased from 1.186 million cubic feet of gas and forty barrels of oil from the time the well was first placed on production late last week.

The Scanio Shelton #6 was drilled earlier this year and penetrated several hydrocarbon bearing sandstones. The producing zone in well number six continues to produce at a rate of 1.7 million cubic feet of gas and forty barrels of condensate a day.

These productive zones are also present in the number seven well and a zone at approximately 8,400 feet has been perforated Total production from the field is 3.2 million cubic feet of gas per day and just over one hundred barrels of oil/condensate per day.

The operator has already decided to proceed with a multi-well development program to develop the field and is in discussion with a drilling contractor to begin drilling.

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Allan McGirr
Telephone 604 696 2555
866 939 2555 info@portrushpetroleum.com **Investor Relations** AGORA
Investor Relations http://www.agoracom.com/IR/Portrush PSH@Agoracom.com

Friday, September 22, 2006

Press Release

SOURCE: Portrush Petroleum Corporation

Statement of Reserves Data

Vancouver, September 22, 2006 – Portrush Petroleum Corporation
(TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com)

Portrush announced today that it has filed an updated Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information. The report was updated to ensure compliance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. The update does not include any changes to Portrush's reserves in any of the reserve categories.

Portrush Petroleum Corporation is a rapidly growing junior oil and gas exploration company with interests in producing oil and gas wells in Michigan and Texas. The Company is aggressively pursuing investment opportunities to expand its oil and gas interests with a focus on projects that generate cash flow quickly with minimal risk.

The updated Form can be found for viewing by electronic means at www.sedar.com.

CONTACT INFORMATION

Corporate

Mr. Allan McGirr
Telephone 604 696 2555
866 939 2555
info@portrushpetroleum.com

Investor Relations
AGORA Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

PORTRUSH PETROLEUM CORPORATION

(the “Corporation”)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

(Amended September 15, 2006)

The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated May 1, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is April 21, 2006.

The reserves information presented in this Statement is for the Mission River and Lenox Properties. The evaluation of the Mission River Property was prepared by Ralph E. Davis Associates, Inc. and the evaluation of the Lenox Property was prepared by DeGolyer and MacNaughton Canada Limited (collectively the “Consultants Report”). Monetary values in this report are expressed in United States (U.S.) dollars.

Disclosure of Reserves Data

The reserves data set forth below (the “Reserves Data”) is based upon evaluation by the Consultants with an effective date of December 31, 2005 contained in the Consultants Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Consultants Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged the Consultants to provide an evaluation of proved and proved plus probably reserves and no attempt was made to evaluate possible reserves.

All of Portrush’s reserves are in the United States. The Mission River Property is in the state of Texas and the Lenox Property is in the state of Michigan.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by Independent Qualified Reserves Evaluators in Form 51-101F2 are attached as Schedules “A” and “B” respectively.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation’s crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

RESERVES DATA - CONSTANT PRICING

SUMMARY OF RESERVES AS OF DECEMBER 31, 2005 (Constant Prices & Costs)

RESERVES CATEGORY	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids	
	Gross (2) (Mbbls)	Net (3) (Mbbls)	Gross (2) (Mbbls)	Net (3) (Mbbls)	Gross (2) (MMcf)	Net (3) (MMcf)	Gross (2) (Mbbls)	Net (3) (Mbbls)
PROVED								
Developed Producing	23.90	19.88	-	-	13	12	-	-
Developed Non-Producing	22.20	20.62	-	-	38	35	-	-
Undeveloped	10.50	9.31	-	-	418	383	-	-
TOTAL PROVED	**56.60**	**49.81**	**-**	**-**	**469**	**430**	**-**	**-**
Probable	85.13	77.74	-	-	530	487	-	-
TOTAL PROVED + PROBABLE	**141.73**	**127.55**	**-**	**-**	**999**	**917**	**-**	**-**
Possible	26.30	23.96	-	-	883	804	-	-
TOTAL	**168.03**	**151.51**	**-**	**-**	**1882**	**1721**	**-**	**-**

(1) Estimates of Reserves of natural gas include associated and non-associated gas.

(2) "Gross Reserves" are Company's working interest share of remaining reserves before the deduction of royalties.

(3) "Net Reserves" are Company's working interest share of remaining reserves less all Crown, freehold, and overriding royalties and interests owned by others.

SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE AS OF DECEMBER 31, 2005 (Constant Prices & Costs)

RESERVES CATEGORY	Net Present Value (NPV) of Future Net Revenue (FNR)									
	Before Income Taxes - Discounted at (%/yr)					After Income Taxes - Discounted at (%/yr)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	1,060	937	839	758	691	783	692	620	560	510
Developed Non-Producing	1,412	948	669	493	378	935	629	444	328	252
Undeveloped	3,883	2,837	2,272	1,923	1,681	2,581	1,884	1,507	1,272	1,109
TOTAL PROVED	**6,355**	**4,722**	**3,781**	**3,174**	**2,750**	**4,299**	**3,205**	**2,571**	**2,160**	**1,871**
Probable	7,975	6,377	5,298	4,516	3,922	5,343	4,261	3,530	3,002	2,604
TOTAL PROVED + PROBABLE	**14,330**	**11,099**	**9,078**	**7,690**	**6,672**	**9,642**	**7,466**	**6,101**	**5,162**	**4,475**
Possible	8,813	7,295	6,181	5,332	4,667	5,847	4,841	4,104	3,543	3,105
TOTAL	**23,143**	**18,394**	**15,259**	**13,022**	**11,339**	**15,489**	**12,307**	**10,205**	**8,705**	**7,580**

Reference Item 2.1(2) of Form 51-101F1

NPV of FNR includes all resource income: Sale of oil, gas, by-product reserves; Processing of third party reserves; Other income.

Income Taxes includes all resource income, appropriate income tax calculations and prior tax pools

TOTAL FUTURE NET REVENUE (Undiscounted) AS OF DECEMBER 31, 2005 (Constant Prices & Costs)

RESERVES CATEGORY	Revenue (M$)	Royalties (M$)	Operating Cost (M$)	Development Costs (M$)	Well Aband. Costs (M$)	BT Future Net Revenue (1) (M$)	Income Taxes (M$)	AT Future Net Revenue (1) (M$)
PROVED DEVELOPED PRODUCING	1,557	325	167	-	5	1,060	277	783
						-		
PROVED DEVELOPED	3,270	447	300	46	5	2,472	754	1,718
						-		
TOTAL PROVED	7,895	861	453	224	5	6,352	2,053	4,299
						-		
TOTAL PROVED + PROBABLE	18,136	1,729	970	1,104	5	14,328	4,686	9,642
TOTAL PROVED + PROB. + POSS.	28,144	2,619	1,132	1,247	5	23,141	7,652	15,489

(1) BT = Before Taxes and AT = After Taxes

Reference Item 2.1(3)(b) of Form 51-101F1

LENOX PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005 (Constant Prices & Costs)

RESERVES CATEGORY	PRODUCTION GROUP	BT Discounted (10%/Yr) Future Net Revenue(1) (M$)
PROVED	Light & Medium Crude Oil (including solution gas)	667
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-
PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	793
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

(1) *BT = Before Taxes*

Reference Item 2.1(3)(c) of Form 51-101F1

MISSION RIVER PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005 (Constant Prices & Costs)

RESERVES CATEGORY	PRODUCTION GROUP	BT Discounted (10%/Yr) Future Net Revenue(1) (M$)
PROVED	Light & Medium Crude Oil (including solution gas)	1,009
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	2,105
PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	3,480
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	4,805

(1) *BT = Before Taxes*

Reference Item 2.1(3)(c) of Form 51-101F1

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF DECEMBER 31, 2005 (Constant Prices and Costs)

	OIL			GAS	NATURAL GAS LIQUIDS (4)			INFLATION	
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40 degree API (3) ($Cdn/bbl)	Heavy Oil Price 12 degree API ($Cdn/bbl)	Natural Gas Price (3) ($US/MMBtu)	Pentanes Plus FOB Field Gate ($Cdn/bbl)	Butanes FOB Field Gate ($Cdn/bbl)	Edmonton Propane FOB Field Gate ($Cdn/bbl)	Inflation Rate (1) (%/Yr)	Exchange Rate (2) ($US/$Cdn)
Year 2006	60.89	-	-	9.52	-	-	-	-	-

(1) *Not applicable.*

(2) *Not applicable.*

(3) *Light oil and gas prices are as at December 31, 2005.*

(4) *Natural gas liquids prices are based on the DeGolyer and MacNaughton Canada Limited 2006 forecase prices.*

Note: Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

RESERVES - FORECAST PRICING

SUMMARY OF RESERVES AS OF DECEMBER 31, 2005 (Forecast Prices & Costs)

RESERVES CATEGORY	Light & Medium Oil Gross (2) (Mbbls)	Light & Medium Oil Net (3) (Mbbls)	Heavy Oil Gross (2) (Mbbls)	Heavy Oil Net (3) (Mbbls)	Natural Gas (1) Gross (2) (MMcf)	Natural Gas (1) Net (3) (MMcf)	Natural Gas Liquids Gross (2) (Mbbls)	Natural Gas Liquids Net (3) (Mbbls)
PROVED								
Developed Producing	23.85	19.83	-	-	13	12	-	-
Developed Non-Producing	22.20	20.64	-	-	38	35	-	-
Undeveloped	10.45	9.25	-	-	418	382	-	-
TOTAL PROVED	**56.50**	**49.72**	**-**	**-**	**469**	**429**	**-**	**-**
Probable	85.21	77.77	-	-	530	488	-	-
TOTAL PROVED + PROBABLE	**141.71**	**127.49**	**-**	**-**	**999**	**917**	**-**	**-**
Possible	26.32	23.97	-	-	882	804	-	-
TOTAL	**168.03**	**151.46**	**-**	**-**	**1881**	**1721**	**-**	**-**

(1) *Estimates of Reserves of natural gas include associated and non-associated gas.*

(2) *"Gross Reserves" are Company's working interest share of remaining reserves before the deduction of royalties.*

(3) *"Net Reserves" are Company's working interest share of remaining reserves less all Crown, freehold, and overriding royalties and interests owned by others.*

SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE AS OF DECEMBER 31, 2005 (Forecast Prices & Costs)

RESERVES CATEGORY	Net Present Value (NPV) of Future Net Revenue (FNR) — Before Income Taxes - Discounted at (%/yr) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	After Income Taxes - Discounted at (%/yr) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	897	800	722	657	603	682	608	548	498	457
Developed Non-Producing	1,211	817	580	430	332	803	540	382	284	217
Undeveloped	3,516	2,614	2,126	1,820	1,608	2,339	1,738	1,411	1,205	1,063
TOTAL PROVED	**5,623**	**4,231**	**3,427**	**2,908**	**2,543**	**3,824**	**2,886**	**2,341**	**1,987**	**1,737**
Probable	7,195	5,820	4,883	4,196	3,672	4,829	3,892	3,255	2,792	2,440
TOTAL PROVED + PROBABLE	**12,818**	**10,051**	**8,310**	**7,104**	**6,215**	**8,653**	**6,778**	**5,596**	**4,779**	**4,177**
Possible	7,897	6,598	5,636	4,897	4,313	5,243	4,382	3,746	3,258	2,873
TOTAL	**20,715**	**16,649**	**13,946**	**12,001**	**10,528**	**13,896**	**11,160**	**9,342**	**8,037**	**7,050**

Reference Item 2.1(2) of Form 51-101F1

NPV of FNR includes all resource income: Sale of oil, gas, by-product reserves; Processing of third party reserves; Other income.

Income Taxes includes all resource income, appropriate income tax calculations and prior tax pools

TOTAL FUTURE NET REVENUE (Undiscounted) AS OF DECEMBER 31, 2005 (Forecast Prices & Costs)

RESERVES CATEGORY	Revenue (M$)	Royalties (M$)	Operating Cost (M$)	Development Costs (M$)	Well Aband. Costs (M$)	BT Future Net Revenue (1) (M$)	Income Taxes (M$)	AT Future Net Revenue (1) (M$)
PROVED DEVELOPED PRODUCING	1,362	281	178	-	6	897	215	682
PROVED DEVELOPED	2,858	387	311	46	6	2,108	623	1,485
TOTAL PROVED	7,081	766	463	224	6	5,622	1,798	3,824
TOTAL PROVED + PROBABLE	16,481	1,565	988	1,103	6	12,819	4,166	8,653
TOTAL PROVED + PROB. + POSS.	25,483	2,366	1,150	1,246	6	20,715	6,819	13,896

(1) *BT = Before Taxes and AT = After Taxes*

Reference Item 2.1(3)(b) of Form 51-101F1

LENOX PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005 (Forcast Prices & Costs)

RESERVES CATEGORY	PRODUCTION GROUP	BT Discounted (10%/Yr) Future Net Revenue(1) (M$)
PROVED	Light & Medium Crude Oil (including solution gas)	555
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-
PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	661
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

(1) *BT = Before Taxes*

Reference Item 2.1(3)(c) of Form 51-101F1

MISSION RIVER PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005 (Forcast Prices & Costs)

RESERVES CATEGORY	PRODUCTION GROUP	BT Discounted (10%/Yr) Future Net Revenue(1) (M$)
PROVED	Light & Medium Crude Oil (including solution gas)	916
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	1,956
PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	3,113
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	4,536

(1) *BT = Before Taxes*

Reference Item 2.1(3)(c) of Form 51-101F1

LENOX PROPERTY
RESERVES RECONCILIATION - FORECAST PRICE CASE
COMPANY SHARE NET

Effective Date: December 31, 2005

TOTAL PROVED

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Dec. 31, 2004)	17,007	17,007	-	-	-	17,007
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	5,704	5,704	-	-	-	5,704
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(5,041)	(5,041)	-	-	-	(5,041)
Closing Balance (Dec. 31, 2005)	17,670	17,670	-	-	-	17,670

PROBABLE

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Dec. 31, 2004)	3,888	3,888	-	-	-	3,888
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	734	734	-	-	-	734
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	-	-	-	-	-	-
Closing Balance (Dec. 31, 2005)	4,622	4,622	-	-	-	4,622

TOTAL PROVED + PROBABLE

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Dec. 31, 2004)	20,895	20,895	-	-	-	20,895
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	6,438	6,438	-	-	-	6,438
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(5,041)	(5,041)	-	-	-	(5,041)
Closing Balance (Dec. 31, 2005)	22,292	22,292	-	-	-	22,292

The numbers in this table may not exactly add due to rounding.

* changes resulting from the timing of interest reversions.

** opening balance date to the effective date of disposition.

*** includes economic revisions related to price and royalty factor changes

MISSION RIVER PROPERTY
RESERVES RECONCILIATION - FORECAST PRICE CASE
COMPANY SHARE NET

Effective Date: December 31, 2005

TOTAL PROVED

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Oct. 31, 2004)	35,270	35,270	-	419	-	105,103
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	748	748	-	62	-	11,081
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(1,015)	(1,015)	-	(12)	-	(3,015)
Closing Balance (Dec. 31, 2005)	35,003	35,003	-	469	-	113,170

PROBABLE

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Oct. 31, 2004)	88,730	88,730	-	516	-	174,730
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(9,149)	(9,149)	-	14	-	(6,816)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	-	-	-	-	-	-
Closing Balance (Dec. 31, 2005)	79,581	79,581	-	530	-	167,914

TOTAL PROVED + PROBABLE

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
Opening Balance (Oct. 31, 2004)	124,000	124,000	-	935	-	279,833
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(8,401)	(8,401)	-	76	-	4,266
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	-	-	-	-	-	-
Production	(1,015)	(1,015)	-	(12)	-	(3,015)
Closing Balance (Dec. 31, 2005)	114,584	114,584	-	999	-	281,084

The numbers in this table may not exactly add due to rounding.

* changes resulting from the timing of interest reversions.

** opening balance date to the effective date of disposition.

*** includes economic revisions related to price and royalty factor changes

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Consultants Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have been previously on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to the individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by the Contractors and in the Contractors Report were an average of forecast prices published by DeGolyer and MacNaughton Canada Limited as at January 1, 2006.

DEGOLYER AND MACNAUGHTON CANADA LIMITED PRICE FORECAST

EFFECTIVE DATE 31-Dec-2005 RELEASE DATE 2-Jan-2006

YEAR	OIL FIELD COSTS INFLATION %	EXCHANGE $US/$CDN	WTI UNESC $US/BBL	WTI @CUSHING $US/BBL	EDM. OIL PRICE D2S2 $/BBL	HEAVY OIL 25 API HARDISTY $/BBL	HEAVY OIL 12 API HARDISTY $/BBL	NYMEX Henry Hub Reference US$/Mcf	ALBERTA PLANTGATE AGGREGATOR $/Mcf	ALBERTA PLANTGATE SPOT $/Mcf	BC CANWEST PLANT GATE $/Mcf	SASK GAS $/Mcf	C2 ETHANE PRICE $/BBL	C3 EDMONTON PROPANE PRICE $/BBL	C4 EDMONTON BUTANE PRICE $/BBL	C5 EDMONTON PENTANES PLUS $/BBL	PLANT GATE SULPHUR PRICE $/TON
1989	5.2	-	-	-	-	-	13.67	1.67	1.57	-	-	-		8.13	10.09	21.53	71.45
1990	4.9	0.857	-	24.49	-	-	16.00	1.67	1.64	-	-	-	NA	13.41	15.93	26.81	61.12
1991	5.7	0.873	-	21.51	23.34	15.29	9.05	1.55	1.29	-	1.22	1.41	NA	11.91	15.25	22.50	54.11
1992	1.8	0.828	-	20.57	23.49	16.99	12.94	1.79	1.30	-	1.32	1.17	NA	10.36	14.04	22.56	21.41
1993	1.8	0.776	-	18.48	21.93	16.14	13.35	2.20	1.65	-	1.62	2.07	NA	14.13	13.52	21.33	-7.20
1994	0.2	0.732	-	17.15	22.17	17.88	15.02	1.94	1.81	1.82	1.71	1.84	NA	12.52	13.45	21.60	16.57
1995	2.2	0.729	-	18.39	24.21	20.64	17.27	1.68	1.23	1.12	1.18	0.98	NA	14.05	13.82	24.05	30.27
1996	1.5	0.734	-	22.04	29.34	25.05	20.06	2.50	1.64	1.37	1.39	1.28	NA	22.25	17.15	29.61	14.44
1997	1.6	0.722	-	20.63	27.83	21.21	14.65	2.47	1.85	1.72	1.57	1.74	NA	18.80	18.96	30.49	11.60
1998	1.0	0.675	-	14.40	20.39	14.70	9.44	2.16	1.89	1.96	1.85	2.13	NA	11.25	12.29	21.73	-2.00
1999	1.7	0.673	-	19.17	27.53	23.42	19.34	2.32	2.37	2.77	2.35	2.85	NA	14.99	17.14	25.95	8.95
2000	2.4	0.674	-	30.36	44.62	34.79	28.08	4.25	4.65	5.19	5.19	5.01	NA	31.92	35.49	46.28	13.77
2001	2.4	0.646	-	25.82	39.48	25.09	17.78	4.10	5.29	5.24	6.49	6.15	NA	30.37	29.51	42.60	-10.47
2002	2.4	0.637	-	26.04	40.11	31.68	27.35	3.34	3.82	3.87	3.55	4.02	NA	20.63	26.59	40.85	8.55
2003	2.5	0.716	-	30.99	43.52	33.06	27.10	5.49	5.99	6.33	5.75	6.58	NA	31.89	34.60	44.42	40.84
2004	2.0	0.770	-	41.39	53.06	38.09	30.09	6.16	6.28	6.22	5.64	6.71	NA	34.78	41.22	54.81	39.74
2005	2.1	0.826	-	56.46	69.28	45.69	34.52	8.97	8.40	8.31	7.05	8.51	NA	41.30	48.75	71.02	40.63
2006	0.0	0.860	58.00	58.00	67.16	47.01	37.01	10.60	10.04	10.37	9.81	10.52	26.86	41.64	49.02	68.50	35.00
2007	2.5	0.860	55.00	56.38	65.26	46.66	36.66	9.98	9.38	9.65	9.16	9.82	26.10	40.46	47.64	66.57	25.00
2008	2.5	0.860	50.00	52.53	60.78	44.37	35.37	9.00	8.33	8.53	8.13	8.71	24.31	37.69	44.37	62.00	20.00
2009	2.5	0.860	48.00	51.69	59.80	44.85	36.85	8.43	7.73	7.86	7.53	8.07	23.92	37.08	43.65	60.99	17.50
2010	2.0	0.860	48.00	52.72	60.99	45.75	38.75	7.78	7.05	7.12	6.86	7.35	24.40	37.82	44.53	62.21	15.50
2011	2.0	0.860	48.00	53.78	62.21	46.66	39.66	7.60	6.89	6.89	6.68	7.16	24.89	38.57	45.42	63.46	16.00
2012	2.0	0.860	48.00	54.85	63.46	47.59	40.59	7.75	7.01	7.01	6.80	7.29	25.38	39.34	46.32	64.73	16.50
2013	2.0	0.860	48.00	55.95	64.73	48.55	41.55	7.91	7.14	7.14	6.92	7.42	25.89	40.13	47.25	66.02	17.00
2014	2.0	0.860	48.00	57.07	66.02	49.52	42.52	8.07	7.27	7.27	7.05	7.56	26.41	40.93	48.20	67.34	17.50
2015	2.0	0.860	48.00	58.21	67.34	50.51	43.51	8.23	7.40	7.40	7.18	7.70	26.94	41.75	49.16	68.69	18.00
2016	2.0	0.860	48.00	59.38	68.69	51.52	44.52	8.39	7.53	7.53	7.31	7.84	27.48	42.59	50.14	70.06	18.50
2017	2.0	0.860	48.00	60.56	70.06	52.55	45.55	8.56	7.67	7.67	7.44	7.98	28.03	43.44	51.15	71.47	19.00
2018+	2.0	escalate oil, gas and product prices at 2.0% per year thereafter															

4. Constant Prices and Costs

Constant prices and costs are:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF DECEMBER 31, 2005 (Constant Prices and Costs)

	OIL			GAS	NATURAL GAS LIQUIDS (4)			INFLATION	
	WTI Cushing Oklahoma	Edmonton Par Price 40 degree API (3)	Heavy Oil Price 12 degree API	Natural Gas Price (3)	Pentanes Plus FOB Field Gate	Butanes FOB Field Gate	Edmonton Propane FOB Field Gate	Inflation Rate (1)	Exchange Rate (2)
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/MMBtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Yr)	($US/$Cdn)
Year 2006	60.89	-	-	9.52	-	-	-	-	-

(1) Not applicable.

(2) Not applicable.

(3) *Light oil and gas prices are as at December 31, 2005.*

(4) *Natural gas liquids prices are based on the DeGolyer and MacNaughton Canada Limited 2006 forecase prices.*

Note: Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s). (The Corporation's interest in the Mission River field is a carried interest for the 12 well program):

FUTURE DEVELOPMENT COSTS (1)

	Constant Prices & Costs	Forecast Prices & Costs	
YEAR	For Proved Reserves (M$)	For Proved Reserves (M$)	For Proved + Probable Reserves (M$)
2006	148	148	295
2007	30	30	235
2008	3	3	130
2009	8	8	133
2010	-	-	120
REMAINING	35	35	191
TOTAL	224	224	1,104
Undiscounted	224	224	1,104
Discounted @ 10%/Yr	190	190	858

(1) *Future Development Costs shown are associated with booked reserves in the Reserves Report and do not necessarily represent the Company's full exploration and development budget.*

Other Oil and Gas Information

The following is a description of Portrush's principal oil and natural gas properties as at December 31, 2005. The following descriptions do not include the properties acquired by Portrush after that date. Unless otherwise indicated, production stated is the average production for the period from January 1, 2005 to December 31, 2005 received in respect of the

Corporation's working interest share attributable before deduction of royalties. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2005.

The properties comprising the Corporation's assets are all located in the United States: the Lenox Property located in the State of Michigan and the Mission River Property located in the State of Texas. As at December 31, 2005 Portrush's properties were comprised of 4 producing natural gas wells and 2 producing oil wells in the aggregate.

Mission River Property, Texas

The Corporation entered into an agreement with the McAlester Fuel Corporation of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Corporation paid 10% of the estimated drilling costs for the 12 shallow well development-drilling program and acquired a 10% working interest in the 12 well project. The property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems. The initial 12 well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet. After the first six shallow wells were drilled the working interest partners agreed to drill two deep tests in exchange for the six remaining shallow wells. Eight wells are currently on production.

Lenox Property, Michigan

The Corporation has a 22.5% working interest, in the Lenox project in Macomb County, SE Michigan. The project consists of two oil wells on production with excess gas being flared. The South Niagaran Reef Trend in the Michigan Basin contains oil and gas filled reefs and the Lenox-Richards 1-20 was placed on production as an oil well from the Brown Niagaran Reef. In 2003, the Lenox-Martin 1-21 was drilled into the same pool. The wells are currently producing at a combined rate of 82 barrels of oil per day (December 2005).

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2005.

	Oil Wells				**Natural Gas Wells**			
	Producing		**Non-Producing**		**Producing**		**Non-Producing**	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
U.S.	2	.45	0	0	4	.4	0	0
Total	2	.45	0	0	4	.4	0	0

Undeveloped Reserves

As at December 31, 2005, the 12 shallow well development-drilling program for Mission River had placed four wells on production. The Corporation's interest in the project is carried for 12 shallow wells.

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2005.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
U.S.	400	61.5	740	99	1140	160.5
Total	400	61.5	740	99	1140	160.5

Abandonment and Reclamation Costs

The net wells to which the Corporation's share of abandonment and reclamation costs applies is 0.45 for oil wells and 0.4 for gas wells. The Corporation has accounted for salvage value in its estimates of these costs which is considered acceptable by industry standards. These costs are projected to occur in the last year of economic production of the producing wells.

Tax Horizon

The Corporation expects to begin paying income taxes on income from its oil and gas projects in the next fiscal year.

Production Estimates

SUMMARY OF PRODUCTION ESTIMATES BY PRODUCT TYPE
TOTAL PROVED PLUS PROBABLE RESERVES FOR YEAR 2006 (Constant & Forecast Prices & Costs)

RESERVES CATEGORY	Constant Prices & Costs Net Daily Production (2)	Forecast Prices & Costs Net Daily Production (2)
Light & Medium Oil (bbls/d)	30	30
Heavy Oil (bbls/d)	-	-
Associated and Non-Associated Gas (Mcf/d)	296	296
Natural Gas Liquids (bbls/d)	-	-
TOTAL (1) (boe/d)	**80**	**80**

(1) Barrels of Oil Equivalent (boe) have been reported based on natural gas conversion of 6 Mcf/1 bbl.

(2) Net production is Company interest before all royalty deductions.

(BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.)

SUMMARY OF COMPANY SHARE GROSS PRODUCTION ESTIMATES (1) BY FIELD
TOTAL PROVED RESERVES FOR YEAR 2006 (Forecast Prices & Costs)

FIELD	Light & Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (2) (Mcf/d)	Natural Gas Liquids (bbl/d)
Lenox	15	-	-	-
Mission River	13		149	
TOTAL	**28**	**-**	**149**	**-**

(1) Daily production is taken from the Reserves Report as of December 31, 2005.
(2) Natural Gas includes Associated and Non-Associated sales gas volumes.

Production History

SUMMARY OF NET PRODUCTION BY FIELD FOR YEAR 2005

FIELD	Light & Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (2) (Mcf/d)	Natural Gas Liquids (bbl/d)
Lenox	14	-	-	-
Mission River	3		33	
TOTAL	**17**	**-**	**33**	**-**

(1) *Daily production is taken from the Reserves Report as of December 31, 2005.*

(2) *Natural Gas includes Associated and Non-Associated sales gas volumes.*

Risks Related to the Corporation's Oil/Gas Operations

Volatility of Oil and Gas Prices

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Corporation may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk. There can be no assurance that commercial production of hydrocarbons can be obtained from any of

the Corporation's properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable. In its efforts to acquire properties, the Corporation competes with other companies that have significantly greater resources. Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis. Competition for producing properties will be affected by the amount of funds available to the Corporation, information available to the Corporation and any standards established by the Corporation for the minimum projected return on investment. Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that the Corporation will recover commercial quantities of hydrocarbons in the future. The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Corporation. These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection). In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Corporation. The Corporation may be subject to liability for pollution and other damages due to hazards that cannot be insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Corporation or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any properties, the Corporation must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768
(Registrant)

Date: September 27, 2006 By: /s/ Neal Iverson____________________________
Neal Iverson, Director